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Writer’s Email Address:	February 5, 2014

alan.seem@shearman.com

Writer’s Direct Number:

(650) 838-3753

VIA EDGAR

Jennifer Thompson, Accounting Branch Chief

Sondra Snyder, Staff Accountant

Andrew Blume, Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:                             Lentuo International Inc.

Form 20-F for Fiscal Year Ended December 31, 2012

File No. 001-34987

Dear Ms. Thompson, Ms. Snyder and Mr. Blume:

Further to my telephone call with Ms. Sondra Snyder, Staff Accountant, on February 4, 2014, Lentuo International Inc. (the “Company”) has requested an extension of the time to respond to the staff’s letter dated January 31, 2014 regarding the Company’s Form 20-F for Fiscal Year Ended December 31, 2012 Filed April 30, 2013.  The Company has agreed to file its response by March 3, 2014.

Please do not hesitate to contact me (telephone: +1.650.838.3753; mobile: +1.650.391.3709; e-mail: alan.seem@shearman.com) if you have any questions.

Very truly yours,

/s/ Alan Seem

Alan Seem

cc:                                Jiangyu Luo — Acting Chief Financial Officer, Lentuo International Inc.

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